UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Autodesk, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

052769106

(CUSIP Number)

Ricky C. Sandler

Eminence Capital, LP

65 East 55th Street

25th Floor

New York, New York 10022

(212) 418-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052769106

1	NAME OF REPORTING PERSONS Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,079,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,079,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,079,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 052769106

1	NAME OF REPORTING PERSONS Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,610,020
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,610,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,610,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 052769106

1	NAME OF REPORTING PERSONS Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,375
	8	SHARED VOTING POWER 13,079,213
	9	SOLE DISPOSITIVE POWER 3,375
	10	SHARED DISPOSITIVE POWER 13,079,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,082,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Shares”), of Autodesk, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on November 16, 2015, as amended by Amendment No. 1 thereto filed on December 11, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 2 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

On March 10, 2016, the Issuer entered into an agreement (the “Settlement Agreement”) with certain Reporting Persons (collectively, “Eminence”) pertaining to the election of directors to the Issuer’s Board of Directors (the “Board”). Pursuant to the Settlement Agreement, the Issuer increased the size of the Board from 10 to 13 directors and appointed Mr. Scott Ferguson, Mr. Rick Hill and Mr. Jeff Clarke to the Board.

Under the terms of the Settlement Agreement, until the expiration of certain standstill restrictions, Eminence agreed to vote all of its Shares for each of the Issuer’s nominees recommended by the Board, against any nominees for director not recommended by the Board and against any proposals to remove any director. Eminence also agreed to customary standstill restrictions, which are subject to certain exceptions.

A copy of the Settlement Agreement and a joint press release regarding the Settlement Agreement (the “Press Release”) issued on March 11, 2016, are attached hereto as Exhibits 4 and 5, respectively, and incorporated by reference herein. The foregoing descriptions of the Settlement Agreement and the Press Release are qualified in their entirety by reference to the full text of the Settlement Agreement and the Press Release, respectively.

In addition, on March 10, 2016, in accordance with Section 6(A) of the E/S Agreement (previously filed as Exhibit 1 to the Schedule 13D), Eminence Capital and Sachem Head, on behalf of the group, mutually agreed to terminate the E/S Agreement (the “Termination Agreement”) and dissolve the group that was previously formed under the Exchange Act. Effective as of execution of the Termination Agreement the Reporting Persons and the Sachem Head Persons shall no longer be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder. All further filings with respect to transactions in the securities of the Issuer will be filed, if required, separately by the Reporting Persons and the Sachem Head Persons. The Termination Agreement is attached as Exhibit 6 hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended to add the following:

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to add the following:

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 4	Agreement, dated as of March 10, 2016, by and among Autodesk, Inc., Eminence Capital, LP and Eminence GP, LLC

Exhibit 5	Press Release, dated March 11, 2016

Exhibit 6	Termination Agreement, dated as of March 10, 2016, by and between Eminence Capital, LP and Sachem Head Capital Management LP

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2016

/s/ Ricky C. Sandler
Ricky C. Sandler, individually; as
Managing Member of Eminence Capital GP, LLC, the General Partner of Eminence Capital, LP; and as Managing Member of Eminence GP, LLC

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit 1*	Agreement, dated as of November 13, 2015, by and between Eminence Capital, LP and Sachem Head Capital Management LP

Exhibit 2*	Joint Filing Agreement, dated November 16, 2015, by and among Eminence Capital, LP, Eminence GP, LLC, and Ricky C. Sandler

Exhibit 3*	Amended and Restated Limited Partnership Agreement of EC Co-Invest I, LP, dated as of October 30, 2015

Exhibit 4	Agreement, dated as of March 10, 2016, by and among Autodesk, Inc., Eminence Capital, LP and Eminence GP, LLC

Exhibit 5	Press Release, dated March 11, 2016

Exhibit 6	Termination Agreement, dated as of March 10, 2016, by and between Eminence Capital, LP and Sachem Head Capital Management LP

*	Previously filed.